Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279847

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 2, DATED MARCH 17, 2025
TO THE PROSPECTUS, DATED FEBRUARY 4, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated February 4, 2025 (the “Prospectus”), as supplemented by Supplement No. 1, dated February 13, 2025. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.to provide an update on the status of our current public offering;

B.to update the offering price and transaction price for each class of our common stock for subscriptions to be accepted as of April 1, 2025;

C.to disclose the calculation of our February 28, 2025 NAV per share, as determined in accordance with our valuation procedures, for each of our share classes;

D.to provide an update regarding distributions declared;

E.to disclose the terms of a new credit facility; and

F.to update disclosure in the "Experts" section of the Prospectus.

A.Status of Our Offering

We launched this offering on February 4, 2025. As of March 17, 2025, we have received gross proceeds of approximately $32.8 million from the sale of 3.3 million shares of our common stock through our current public offering, including proceeds from our distribution reinvestment plan. As of March 17, 2025, approximately $1,973.7 million of our common shares remained available for sale pursuant to our current public offering in any combination of Class T Shares, Class S Shares, Class D Shares, and Class I Shares, exclusive of approximately $493.5 million of shares available under our distribution reinvestment plan. This is our fourth public offering, and as of March 17, 2025, we have received aggregate gross proceeds of approximately $3.6 billion from the sale of shares of our common stock through our public offerings, including proceeds from our distribution reinvestment plan.

B.April 1, 2025 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of April 1, 2025 (and repurchases as of March 31, 2025) is as follows:

	Offering Price(1)	Transaction Price(1)
	(per share)	(per share)
Class T	$10.15	$9.79
Class S	$10.15	$9.79
Class D	$9.79	$9.79
Class I	$9.79	$9.79
(1)Prices presented are rounded to the nearest cent. Actual transactions are based on prices rounded to four decimals.

The transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2025. The NAV per share as of February 28, 2025 is the same for each of our share classes. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

C.February 28, 2025 NAV Per Share

Our board of directors has appointed a valuation committee comprised of independent directors, which we refer to herein as the valuation committee, to be responsible for the oversight of the valuation process. The valuation committee has adopted a valuation policy, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at hinesglobalincometrust.com and is also available on our toll-free information line at (888) 220-6121. Please see "Valuation Policy and Procedures" in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Altus Group U.S. Inc., or Altus, the independent valuation advisor we have engaged to prepare appraisal reviews and carry out a review of the calculation of the NAV for the Company. All parties engaged by us in the calculation of our NAV, including our Advisor, are subject to the oversight of our valuation committee. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by Altus. Altus reviewed the calculation of the new NAV per share of our common stock as of February 28, 2025, as set forth, and concurred with the calculation of the new NAV per share.

The table below sets forth the calculation of our NAV per share of each class of shares of our common stock as of February 28, 2025 and January 31, 2025 (the NAV per share is the same for each class of shares of our common stock):

	February 28, 2025		January 31, 2025
	Gross Amount	Per Share	Gross Amount	Per Share
	(in thousands)		(in thousands)
Real estate investments	$4,375,750	$16.05	$4,533,930	$16.75
Other assets	598,401	2.19	433,342	1.60
Debt and other liabilities	(2,305,237)	(8.45)	(2,317,729)	(8.56)
NAV	$2,668,914	$9.79	$2,649,543	$9.79
Shares outstanding	272,701		270,749

Our consolidated balance sheet as of February 28, 2025 includes a liability of $50.8 million related to distribution and stockholder servicing fees payable to the Dealer Manager in future periods with respect to shares of its common stock. The NAV per share as of February 28, 2025 does not include any liability for distribution and stockholder servicing fees that may become payable after February 28, 2025, since these fees may not ultimately be paid in certain circumstances, including if Hines Global was liquidated or if there was a listing of our common stock.

As of February 28, 2025, we owned interests in 44 real properties that were 97% leased and consisted of 19.1 million square feet of leasable space (based on information as of September 30, 2024, but reflecting the acquisition of Sutter Medical Plaza in October, Tortona Logistics and E2 Apartments in December, and the disposition of Miramar Activity Business Center in November and Maintal Logistics in February). Our portfolio was 31% levered based on the valuations of our real properties as of February 28, 2025.

The valuations of our real properties as of February 28, 2025 were reviewed by Altus in accordance with our valuation procedures. Certain key assumptions that were used in the discounted cash flow analysis, which were determined by our Advisor and reviewed by Altus, are set forth in the following table based on weighted-averages by property type. However, the table below excludes assumptions related to any properties that were acquired in the past 12 months and are being carried at their purchase price. In accordance with our valuation policy, the acquisition cost of these properties may serve as their value for a period of up to one year following their acquisition.

	Office	Industrial	Retail	Residential/Living	Other	Weighted-Average Basis
Exit Capitalization rate	6.86%	5.65%	6.49%	5.43%	6.36%	5.91%
Discount rate / internal rate of return (“IRR”)	8.20%	7.04%	7.65%	6.81%	7.52%	7.25%
Average holding period (years)	9.4	9.3	10.0	10.0	9.9	9.7

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Residential/Living	Other	Weighted-Average Values
Exit Capitalization rate (weighted-average)	0.25% decrease	2.88%	3.79%	2.39%	2.93%	2.44%	3.12%
	0.25% increase	(1.85)%	(3.29)%	(2.08)%	(2.77)%	(2.25)%	(2.70)%
Discount rate (weighted-average)	0.25% decrease	1.94%	2.11%	1.83%	1.92%	1.84%	1.97%
	0.25% increase	(1.89)%	(1.81)%	(1.79)%	(1.86)%	(1.80)%	(1.84)%

D.Distributions Declared

With the authorization of our board of directors, we declared monthly distributions for the month of March 2025 for each class of our common stock at the following rates (as rounded to the nearest three decimal places):

March 2025	Gross Distribution	Distribution and Stockholder Servicing Fee	Net Distribution
Class T Shares	$0.052	$0.008	$0.044
Class S Shares	$0.052	$0.007	$0.045
Class D Shares	$0.052	$0.002	$0.050
Class I Shares	$0.052	$—	$0.052
Class AX / JX Shares	$0.052	$—	$0.052

The net distributions for each class of shares of our common stock (which represents the gross distributions less the distribution and stockholder servicing fee for each applicable class of shares of common stock) will be payable to stockholders of record as of the last business day of March 2025, and will be paid on the first business day of April 2025. These distributions will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan. Distributions reinvested pursuant to our distribution reinvestment plan will be reinvested in shares of the same class of shares as the shares on which the distributions are being made. Some or all of the cash distributions may be paid from sources other than cash flows from operations.

E.JPMorgan Chase Credit Facilities

The following supersedes and replaces the section entitled “JPMorgan Chase Revolving Credit Facility”, which begins on page 105 of our Prospectus:

JPMorgan Chase Credit Facilities

The Operating Partnership was a party to a credit agreement, which we refer to as the “Prior Credit Agreement”, with JPMorgan Chase Bank, N.A. (“Chase”), as administrative agent for itself and various lenders party thereto, which provided for borrowings up to a maximum aggregate principal amount of $1.129 billion. These borrowings consisted of a $425.0 million revolving loan commitment (the “Revolving Credit Facility”), $300.0 million under an initial term loan commitment (the “First Term Loan Facility”), $300.0 million under a second term loan commitment (the “Second Term Loan Facility”) and $103.7 million under a third term loan commitment (the “Third Term Loan Facility”).

On March 12, 2025, the Operating Partnership entered into a new credit agreement with Chase, as administrative agent and as a co-arranger, and the lenders party thereto (the "New Credit Agreement"), which provides for borrowings of up to $700.0 million in term loan commitments (the "New Term Loan") and $650.0 million in revolving loan commitments (the "New Revolving Facility" and, together with the New Term Loan, the “New Credit Facility”). The New Credit Facility matures on March 12, 2028, subject to two one-year extensions options that we may exercise if it meets certain conditions. Additionally, the New Credit Agreement provides for an increase in the aggregate commitments up to $1.75 billion. The remaining terms of the New Credit Agreement are similar to the Prior Credit Agreement. On March 12, 2025, we borrowed $740 million under the New Credit Facility to repay all amounts outstanding under the Prior Credit Agreement and retired that facility.

Interest on the loans under the New Credit Agreement will be payable based on either (a) the Alternate Base Rate plus the Applicable Margin or (b) the Adjusted Term SOFR Rate plus the Applicable Margin, subject to the Company's election; provided, however, for revolving loans denominated in Australian dollars, Canadian dollars, Euros, Pounds Sterling or Japanese Yen, the Australian Bill Rate, the CDOR Rate, the EURIBOR Screen Rate, the Adjusted Daily Simple SONIA Rate or the Yen Rate, respectively, will be referred to in lieu of the Adjusted Term SOFR Rate. The Alternate Base Rate is equal to the greatest of: (a) the Prime Rate, (b) NYFRB Rate plus 0.5%, or (c) an adjusted Term SOFR rate for a one month period plus 1.0%. The Adjusted Term SOFR Rate is equal to the Term SOFR Reference Rate at approximately 5:00 a.m. Chicago time on such day. The Applicable Margin is based on the Company's ratio of indebtedness to total asset value and will be determined as set forth in the New Credit Agreement. The Applicable Margin for loans bearing interest determined by reference to the Alternative Base Rate will range from 0.40% to 1.15%, and the Applicable Margin for loans bearing interest determined by reference to the Adjusted Term SOFR Rate will range from 1.40% to 2.15%, in each case depending on the ratio and whether it is a revolving loan or a term loan.

F.Update to Experts

The following updates the “Experts” disclosure on page 182 of the Prospectus:
The statements included in this Supplement under Section C, “February 28, 2025 NAV Per Share,” relating to the role of Altus as the independent valuation advisor, have been reviewed by Altus and are included in this Supplement given the authority of Altus as an expert in real estate valuations. Altus Group does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.